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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
415

SEC FILE NUMBER
8-49621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Miller Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6860 S. Yosemite Court, Suite 2000
(No. and Street)

Centennial (City) CO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Hamilton (720) 221-9411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, Suite 3000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Steve Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Miller Investments, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

LAURA MARZIANO
Notary Public
State of Colorado
Notary ID # 20104007321
My Commission Expires 03-02-2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON MILLER INVESTMENTS, LLC

TABLE OF CONTENTS

	Page(s)
Independent Registered Public Accounting Firm's Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Schedules:	
I. Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	11
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3	12
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3	12
Independent Registered Public Accounting Firm's Report on Management's Assertions Regarding Exemption Claimed from Rule 15c3-3	13
Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities and Exchange Act of 1934	14
Independent Accountant's Report on Applying Agreed Upon Procedures	S1 - S2
SIPC Assessment Reconciliation Pursuant to Form SIPC 7	S3

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To The Members of
Hamilton Miller Investments, LLC

We have audited the accompanying financial statements of Hamilton Miller Investments, LLC (the "Company" or "HMI"), which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hamilton Miller Investments, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hamilton Miller Investments, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules listed below have been subjected to audit procedures performed in conjunction with the audit of Hamilton Miller Investments, LLC's financial statements.

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption).
- Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Hamilton Miller Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Summit llc

Denver, Colorado
February 9, 2018

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	195,580
Commissions receivable		1,748,022
Securities owned		-
Other assets		602
Total assets	**$**	**1,944,203**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commissions payable	$	1,229,489
Due to Parent (Note 3)		21,595
Total liabilities		1,251,084
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBER'S EQUITY (Note 2)		693,119
Total liabilities and member's equity	**$**	**1,944,203**

The accompanying notes are an integral part of this statement.

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUE:	
Commissions and fees	$ 2,633,171
Other income	38
Total revenue	2,633,209
EXPENSES:	
Management fee (Note 3)	1,155,443
Finders' fees expense (Note 3)	1,176,764
General and administrative expenses	16,551
Total expenses	2,348,758
NET INCOME	**$ 284,452**

The accompanying notes are an integral part of this statement.

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

BALANCE, December 31, 2016	$	408,668
Net Income		284,452
BALANCE, December 31, 2017	**$**	**693,119**

The accompanying notes are an integral part of this statement.

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:	
Net income	$ 284,452
Adjustments to reconcile net income to cash provided by operating activities:	
Increase in commissions receivable	(1,476,277)
Decrease in other assets	725
Increase in commissions payable	1,176,764
Decrease in due to parent	(8,027)
NET DECREASE IN CASH	(22,364)
CASH, at beginning of year	217,943
CASH, at end of year	$ 195,580

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Hamilton Miller Investments, LLC (the "Company") is a Delaware limited liability company organized on March 4, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. In this capacity, the Company participates in private placements of capital into various limited partnerships and other investment vehicles and directs trading to other broker-dealers. The Company's sole member is Hamilton Miller, LLC (the "Parent"). The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company's primary sources of revenue are fees and commissions earned from various limited partnerships and other investment vehicles. These fees represent a portion of the management and performance fees charged by the managers of these entities. The Company records these fees when earned.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2013 to 2017 are subject to review by the Internal Revenue Service.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any positions besides cash as of December 31, 2017.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At December 31, 2017, the Company had net capital and net capital requirements of $173,985 and $83,406, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 7.19 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent in which the Company pays all expenses related to the use of the Parent's facility, employees and other operating expenses directly allocable to the Company. For the year ended December 31, 2017, the Company incurred $1,155,443 to its Parent in connection with the expense sharing agreement. Included in this amount is $711,089 for salaries and wages and $5,835 in rent expense. At December 31, 2017, the Company has a payable to its Parent of $21,595.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company introduces client accounts to unrelated investment managers. The Company does not take discretionary control over any account. The Company receives a portion of the fees generated by the investment managers. The Company bears the risk of financial failure of these investment managers. If the investment managers should cease doing business, the amounts due from these investment managers could be subject to forfeiture.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

NOTE 5 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

HAMILTON MILLER INVESTMENTS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2017

CREDIT:	
Member's equity	$ 693,119
DEBITS:	
Nonallowable assets:	
Commissions receivable	518,532
Other assets	602
Total debits	519,134
NET CAPITAL BEFORE HAIRCUTS	173,985
Haircuts on securities positions	-
NET CAPITAL	173,985
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,251,084 or $5,000, whichever is greater	83,406
Excess net capital	**$ 90,579**
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 1,229,489
Due to Parent	21,595
Total aggregate indebtedness	**$ 1,251,084**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**7.19 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2017.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Hamilton Miller Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hamilton Miller Investments, LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hamilton Miller Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) Hamilton Miller Investments, LLC stated that Hamilton Miller Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hamilton Miller Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamilton Miller Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
February 9, 2018

HAMILTON MILLER INVESTMENTS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2017

To the best knowledge and belief of Hamilton Miller Investments, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2017.

Signature

Financial and Operations Principal
Title

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of Hamilton Miller Investments, LLC
6860 S. Yosemite Court, Suite 2000
Centennial, CO 80112

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Hamilton Miller Investments, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hamilton Miller Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hamilton Miller Investments, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the FORM SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 9, 2018

HAMILTON MILLER INVESTMENTS, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2017

General assessment per Form SIPC-7, including interest	$ 3,044
Less: payments made with Form SIPC-6	(1,019)
Amount paid with Form SIPC-7	**$ 2,025**

HAMILTON MILLER INVESTMENTS, LLC

Financial Statements
For the Year Ending December 31, 2017
In accordance with Rule 17A-5(d)

Summit LLC
Certified Public Accountants